No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On July 30, 2010, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2010.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on July 30, 2010, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on July  30, 2010, resolved that the Company will retire its treasury stock pursuant to Article 178 of the Company Law.

Exhibit 4:

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated financial results of the fiscal first half ending September 30, 2010 and the fiscal year ending March 31, 2011 that were announced on April 28, 2010, based on various factors such as recent trends in the Company’s financial results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: August 3, 2010

July 30, 2010

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2010

Tokyo, July 30, 2010 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2010.

First Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first quarter ended June 30, 2010 totaled JPY 272.4 billion (USD 3,080 million), an increase of JPY 264.9 billion from the same period in 2009. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 150.27 (USD 1.70), an increase of JPY 146.10 from JPY 4.17 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,361.4 billion (USD 26,689 million), an increase of 17.9% from the same period in 2009, due primarily to increased revenue in the automobile business, despite unfavorable currency translation effects. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2009, revenue for the quarter would have increased by approximately 19.5%.

Consolidated operating income for the quarter totaled JPY 234.4 billion (USD 2,650 million), an increase of 831.7%, due primarily to the positive impact of increased revenue and model mix, reduction in vehicle costs as a result of increased production and continuing cost reduction efforts, despite increased R&D expenses and the unfavorable impact of currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 256.1 billion (USD 2,895 million), an increase of JPY 250.6 billion from the same period in 2009.

Equity in income of affiliates amounted to JPY 35.6 billion (USD 403 million) for the quarter, an increase of 150.6% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal first quarter by business segment, motorcycle unit sales totaled 2,887 thousand units, an increase of 28.2% from the same period last year. Unit sales in Japan totaled 45 thousand units, which is the same level compared to the same period last year. Outside of Japan, total unit sales was 2,842 thousand units, an increase of 28.8% from the same period in 2009*, due mainly to increased unit sales in Asia, especially in India, Indonesia and Thailand, and Other regions including South America. Revenue from sales to external customers increased 24.9%, to JPY 320.2 billion (USD 3,619 million) from the same period last year, due mainly to increased unit sales and favorable currency translation effects. Operating income increased 455.0% to JPY 31.3 billion (USD 354 million) from the same period last year, due primarily to the positive impact of increased sales volume and model mix and reduction in vehicle costs as a result of increased production.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,780 thousand units for the period.

Honda’s automobile unit sales totaled 899 thousand units, an increase of 17.4% from the same period last year. In Japan, unit sales amounted to 145 thousand units, an increase of 13.3% from the same period last year, led by favorable sales of the Step WGN, CR-Z and FIT models. Unit sales outside of Japan increased 18.2% to 754 thousand units from the corresponding period last year, due mainly to increased unit sales in Asia and North America, more than offsetting decreased unit sales in Europe. Revenue from sales to external customers increased 19.0% to JPY 1,813.0 billion (USD 20,491 million) from the same period in 2009, due mainly to increased unit sales despite the unfavorable currency translation effects. Operating income was JPY 148.9 billion (USD 1,683 million), an increase of JPY 170.3 billion from the same period last year, due primarily to the positive impact of increased sales volume and model mix, reduction in vehicle costs as a result of increased production and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses and the unfavorable impact of currency effects.

*	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from customers in the financial services business decreased 4.1% to JPY 149.4 billion (USD 1,690 million) from the same period in 2009, due mainly to unfavorable currency translation effects. Operating income increased 16.6% to JPY 54.6 billion (USD 618 million) from the same period in 2009, due primarily to the decreased allowance for losses on credit and lease residual values, despite the unfavorable impact of currency effects.

Honda’s power product unit sales totaled 1,440 thousand units, an increase of 22.9% from the same period in 2009. In Japan, unit sales totaled 99 thousand units, an increase of 39.4% from the same period last year. Unit sales outside of Japan totaled 1,341 thousand units, an increase of 21.8% from the corresponding period last year, due to an increase of unit sales in all the regions. Revenue from sales to external customers in power product and other businesses increased by 18.3% to JPY 78.6 billion (USD 889 million) from the same period last year, due mainly to increased unit sales of power products despite the unfavorable currency translation effects. Honda reported operating loss of JPY 0.4 billion (USD 5 million), an improvement of JPY 5.4 billion from the same period last year, primarily due to the positive impact of increased sales volume and model mix of power products.

Geographical Information

With respect to Honda’s sales for the fiscal first quarter by geographic area, in Japan, revenue from domestic and exports sales amounted to JPY 926.0 billion (USD 10,467 million), up 25.7% compared to the same period last year, due mainly to increased revenue in automobile business. Operating income was JPY 53.2 billion (USD 602 million), an increase of JPY 57.9 billion from the same period last year, due primarily to the positive impact of increased revenue and model mix and reduction in vehicle costs as a result of increased production, despite increased SG&A expenses and R&D expenses and the unfavorable impact of currency effects.

In North America, revenue increased by 16.6% to JPY 1,137.8 billion (USD 12,860 million) from the same period in 2009 due mainly to increased revenue in automobile business despite the unfavorable impact of the currency translation effects. Operating income totaled JPY 110.7 billion (USD 1,252 million), an increase of JPY 103.6 billion from the corresponding period in 2009, due primarily to the positive impact of increased revenue and model mix and cost reduction efforts.

In Europe, revenue decreased by 13.0% to JPY 189.8 billion (USD 2,146 million), from the same period in 2009, due primarily to decreased revenue in automobile business and the unfavorable impact of currency translation effects. Operating income increased by 131.7% to JPY 4.0 billion (USD 46 million) from the corresponding period in 2009.

In Asia, revenue increased by 46.3% to JPY 470.2 billion (USD 5,315 million) from the same period last year due mainly to increased revenue in motorcycle business and automobile business. Operating income increased by 118.3% to JPY 44.4 billion (USD 502 million) from the corresponding period in 2009, due mainly to the positive impact of increased revenue and model mix and continuing cost reduction efforts, more than offsetting increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other regions including South America, the Middle East, Africa and Oceania, revenue increased by 34.7% to JPY 236.3 billion (USD 2,671 million) compared to the same period last year, due mainly to increased revenue in motorcycle business and automobile business and the favorable impact of currency translation effects. Operating income was JPY 20.2 billion (USD 229 million), an increase of JPY 20.7 billion from the same period last year.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 88.48=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2010.

Consolidated Statements of Balance Sheets for the Quarter Ended June 30, 2010

From March 31, 2010, total assets decreased JPY 128.8 billion (USD 1,456 million), to JPY 11,500.2 billion (USD 129,976 million) at June 30, 2010, mainly due to the currency translation effects, which more than offset increased finance subsidiaries-receivables primarily due to the consolidation of former qualifying special purpose entities (QSPEs) utilized in legacy off-balance sheet securitizations until the year ended March 31, 2010. From March 31, 2010, total liabilities decreased by JPY 210.9 billion (USD 2,384 million), to JPY 6,961.7 billion (USD 78,681 million) at June 30, 2010, mainly due to the currency translation effects, which more than offset increased current liabilities primarily due to the consolidation of former qualifying special purpose entities (QSPEs) utilized in legacy off-balance sheet securitizations until the year ended March 31, 2010. From March 31, 2010, total equity increased JPY 82.1 billion (USD 928 million), to JPY 4,538.5 billion (USD 51,294 million).

Consolidated Statements of Cash Flows for the Fiscal First Quarter

Consolidated cash and cash equivalents at June 30, 2010 increased by JPY 84.2 billion (USD 952 million) from March 31, 2010, to JPY 1,204.1 billion (USD 13,609 million). The reasons for the increases or decreases for each cash flow activity compared with the previous fiscal year are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 337.9 billion (USD 3,820 million) of cash inflows for the fiscal three months ended June 30, 2010. Cash inflows from operating activities decreased by JPY 68.1 billion (USD 771 million) compared with the corresponding period in 2009, due mainly to increased payments for parts and raw materials primarily due to an increase in automobile production, which was partially offset by an increase in cash received from customers, primarily due to increased unit sales in the automobile business.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 176.2 billion (USD 1,992 million) of cash outflows. Cash outflows from investing activities decreased by JPY 29.3 billion (USD 332 million) compared with the corresponding period in 2009, due mainly to an increase in collections of finance subsidiaries-receivables, an increase in proceeds from sales of operating lease assets and a decrease in acquisitions of capital expenditures, which was partially offset by an increase in acquisitions of finance subsidiaries-receivables.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 34.5 billion (USD 391 million) of cash outflows. Cash outflows from financing activities decreased by JPY 52.1 billion (USD 589 million) compared with the corresponding period in 2009, due mainly to an increase in short-term debt, which was partially offset by repayments of long-term debts, purchases of the Company’s own shares and an increase in dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2011

In regard to the forecasts of the financial results for the fiscal first half year ending September 30, 2010 and the fiscal year ending March 31, 2011, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 89 and JPY 114, respectively, for the first half of the year ending March 31, 2011, and JPY 87 and JPY 112, respectively, for the full year ending March 31, 2011.

Projected unit sales for the full year ending March 31, 2011 are shown below.

	Unit (thousands)	Changes from FY2010 (thousands)
Motorcycle business	10,820	+1,181
Automobile business	3,640	+248
Power product and Other businesses	5,545	+801

FY2011 Forecasts for Consolidated Results

First half ending September 30, 2010

	Yen (billions)	Changes from FY 2010
Net sales and other operating revenue	4,600	+13.3%
Operating income	330	+263.8%
Income before income taxes and equity in income of affiliates	360	+402.8%
Net income attributable to Honda Motor Co., Ltd.	350	+468.2%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	193.25

Fiscal year ending March 31, 2011

	Yen (billions)	Changes from FY 2010
Net sales and other operating revenue	9,100	+6.1%
Operating income	450	+23.7%
Income before income taxes and equity in income of affiliates	470	+39.8%
Net income attributable to Honda Motor Co., Ltd.	455	+69.5%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	251.23

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2011 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	280.9
Cost reduction, the effect of raw material cost fluctuations, etc.	48.0
SG&A expenses, excluding currency effect	- 81.0
R&D expenses	- 36.7
Currency effect	- 125.0

Operating income compared with fiscal year 2010	86.2

Fair value of derivative instruments	- 12.0
Others	59.5

Income before income taxes and equity in income of affiliates compared with fiscal year 2010	133.8

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on July 30, 2010, resolved to make the quarterly dividend JPY 12 per share of common stock, the record date of which is June 30, 2010. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2011, is JPY 48 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Others

1. Changes in significant subsidiaries for the three months ended June 30, 2010 (i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal first quarter ended June 30, 2010. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

3. Changes in accounting procedures for consolidated quarterly financial results

(a) Transfers of Financial Assets, and Consolidation of Variable Interest Entities

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. These standards amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing”, and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet prior to the year ended March 31, 2010 were consolidated by the Company as of April 1, 2010. As a result, previously derecognized assets held by former QSPEs including finance subsidiaries receivables of JPY 282,353 million and their related secured debt of JPY 274,329 million were included in the Company’s consolidated balance sheet as of April 1, 2010. The assets and liabilities associated with former legacy off-balance sheet securitizations including retained interests in securitizations and servicing assets were removed from the Company’s consolidated balance sheet from April 1, 2010. The cumulative effect adjustment upon the adoption of these standards increased the Company’s beginning retained earnings for the three months ended June 30, 2010 by JPY 1,432 million, net of tax effect.

Consolidated Financial Summary

For the three months ended June 30, 2009 and 2010

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2009 unaudited	Three months ended Jun. 30, 2010 unaudited
Net sales and other operating revenue	2,002,212	2,361,463
Operating income	25,164	234,443
Income before income taxes and equity in income of affiliates	5,458	256,149
Net income attributable to Honda Motor Co., Ltd.	7,560	272,487

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	4.17	150.27

	U.S. Dollar (millions)
		Three months ended Jun. 30, 2010 unaudited
Net sales and other operating revenue		26,689
Operating income		2,650
Income before income taxes and equity in income of affiliates		2,895
Net income attributable to Honda Motor Co., Ltd.		3,080

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd. per common share		1.70

[1] Consolidated Balance Sheets

	Yen (millions)
	Jun. 30, 2010 unaudited	March 31, 2010 audited
Assets
Current assets:
Cash and cash equivalents	1,204,122	1,119,902
Trade accounts and notes receivable	813,415	883,476
Finance subsidiaries-receivables, net	1,149,190	1,100,158
Inventories	894,536	935,629
Deferred income taxes	152,603	176,604
Other current assets	349,289	397,955

Total current assets	4,563,155	4,613,724

Finance subsidiaries-receivables, net	2,362,362	2,361,335

Investments and advances:
Investments in and advances to affiliates	482,890	457,834
Other, including marketable equity securities	176,856	184,847

Total investments and advances	659,746	642,681

Property on operating leases:
Vehicles	1,624,208	1,651,672
Less accumulated depreciation	318,651	343,525

Net property on operating leases	1,305,557	1,308,147

Property, plant and equipment, at cost:
Land	485,438	489,769
Buildings	1,485,072	1,509,821
Machinery and equipment	3,180,515	3,257,455
Construction in progress	141,909	143,862

	5,292,934	5,400,907
Less accumulated depreciation and amortization	3,300,540	3,314,244

Net property, plant and equipment	1,992,394	2,086,663

Other assets	617,040	616,565

Total assets	11,500,254	11,629,115

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Jun. 30, 2010 unaudited	March 31, 2010 audited
Liabilities and Equity
Current liabilities:
Short-term debt	1,087,362	1,066,344
Current portion of long-term debt	868,432	722,296
Trade payables:
Notes	21,108	24,704
Accounts	704,715	802,464
Accrued expenses	468,729	542,521
Income taxes payable	63,563	23,947
Other current liabilities	246,852	236,854

Total current liabilities	3,460,761	3,419,130

Long-term debt, excluding current portion	2,196,106	2,313,035
Other liabilities	1,304,851	1,440,520

Total liabilities	6,961,718	7,172,685

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	45,410	45,463
Retained earnings	5,556,670	5,304,473
Accumulated other comprehensive income (loss), net	(1,366,249)	(1,208,162)
Treasury stock, at cost 20,225,694 shares on Mar. 31, 2010 and 23,726,330 shares in Jun. 30, 2010	(81,539)	(71,730)

Total Honda Motor Co., Ltd. shareholders’ equity	4,412,888	4,328,640

Noncontrolling interest	125,648	127,790

Total equity	4,538,536	4,456,430

Commitments and contingent liabilities

Total liabilities and equity	11,500,254	11,629,115

[2] Consolidated Statements of Income

For the three months ended June 30, 2009 and 2010

	Yen (millions)
	Three months ended Jun. 30, 2009 unaudited	Three months ended Jun. 30, 2010 unaudited
Net sales and other operating revenue	2,002,212	2,361,463
Operating costs and expenses:
Cost of sales	1,553,824	1,684,136
Selling, general and administrative	321,632	324,609
Research and development	101,592	118,275

Operating income	25,164	234,443
Other income (expenses):
Interest income	4,828	5,060
Interest expense	(3,811)	(2,174)
Other, net	(20,723)	18,820
Income before income taxes and equity in income of affiliates	5,458	256,149
Income tax (benefit) expense:
Current	13,178	12,500
Deferred	(2,679)	(1,089)

Income before equity in income of affiliates (loss)	(5,041)	244,738
Equity in income of affiliates	14,243	35,691

Net income	9,202	280,429
Less: Net income attributable to noncontrolling interest	(1,642)	(7,942)

Net income attributable to Honda Motor Co., Ltd.	7,560	272,487

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	4.17	150.27

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2009 unaudited	Three months ended Jun. 30, 2010 unaudited
Cash flows from operating activities:
Net income	9,202	280,429
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	100,707	89,452
Depreciation of property on operating leases	59,738	55,934
Deferred income taxes	(2,679)	(1,089)
Equity in income of affiliates	(14,243)	(35,691)
Dividends from affiliates	38,796	10,752
Provision for credit and lease residual losses on finance subsidiaries-receivables	11,406	1,830
Impairment loss excluding property on operating leases	—	419
Impairment loss on property on operating leases	1,413	—
Loss (gain) on derivative instruments, net	(16,141)	(34,770)
Decrease (increase) in assets:
Trade accounts and notes receivable	86,531	32,764
Inventories	196,338	1,483
Other current assets	(1,760)	49,005
Other assets	3,828	2,694
Increase (decrease) in liabilities:
Trade accounts and notes payable	(28,732)	(52,478)
Accrued expenses	(60,694)	(24,742)
Income taxes payable	(15,081)	41,686
Other current liabilities	76,052	21,592
Other liabilities	(26,211)	(82,129)
Other, net	(12,337)	(19,188)

Net cash provided by operating activities	406,133	337,953

Cash flows from investing activities:
Increase in investments and advances	(10,180)	(3,378)
Decrease in investments and advances	162	4,244
Proceeds from sales of available-for-sale securities	1,509	18
Payments for purchases of held-to-maturity securities	—	(13,800)
Proceeds from redemptions of held-to-maturity securities	—	11,510
Capital expenditures	(128,946)	(53,230)
Proceeds from sales of property, plant and equipment	5,135	4,886
Acquisitions of finance subsidiaries-receivables	(316,417)	(575,150)
Collections of finance subsidiaries-receivables	392,612	563,213
Sales (purchases) of finance subsidiaries-receivables, net	(21,942)	—
Purchase of operating lease assets	(158,517)	(227,094)
Proceeds from sales of operating lease assets	31,027	112,572

Net cash used in investing activities	(205,557)	(176,209)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Three months ended Jun. 30, 2009 unaudited	Three months ended Jun. 30, 2010 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(172,379)	80,349
Proceeds from long-term debt	456,431	165,203
Repayment of long-term debt	(347,876)	(240,834)
Dividends paid	(14,516)	(21,775)
Dividends paid to noncontrolling interests	(8,366)	(7,704)
Payment for purchase of treasury stock, net	(5)	(9,809)

Net cash provided by (used in) financing activities	(86,711)	(34,570)

Effect of exchange rate changes on cash and cash equivalents	10,239	(42,954)

Net change in cash and cash equivalents	124,104	84,220
Cash and cash equivalents at beginning of year	690,369	1,119,902

Cash and cash equivalents at end of period	814,473	1,204,122

[4] Assumptions for Going Concern

None

[5] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	256,366	1,523,429	155,903	66,514	2,002,212	—	2,002,212
Intersegment	—	—	3,367	6,714	10,081	(10,081)	—

Total	256,366	1,523,429	159,270	73,228	2,012,293	(10,081)	2,002,212

Segment income (loss)	5,643	(21,376)	46,846	(5,949)	25,164	—	25,164

Assets	1,041,238	5,094,396	5,704,501	295,929	12,136,064	(369,317)	11,766,747
Depreciation and amortization	11,567	84,876	60,692	3,310	160,445	—	160,445
Capital expenditures	11,581	75,617	159,054	15,833	262,085	—	262,085

As of and for the three months ended June 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	320,244	1,813,033	149,487	78,699	2,361,463	—	2,361,463
Intersegment	—	1,401	3,081	7,081	11,563	(11,563)	—

Total	320,244	1,814,434	152,568	85,780	2,373,026	(11,563)	2,361,463

Segment income (loss)	31,317	148,937	54,642	(453)	234,443	—	234,443

Assets	972,499	4,894,088	5,558,046	307,209	11,731,842	(231,588)	11,500,254
Depreciation and amortization	10,377	75,689	56,319	3,001	145,386	—	145,386
Capital expenditures	7,728	36,671	227,362	1,185	272,946	—	272,946

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 304,142 million as of June 30, 2009 and JPY 348,160 million as of June 30, 2010 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 59,738 million for the three months ended June 30, 2009 and JPY 55,934 million for the three months ended June 30, 2010, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 158,517 million for the three months ended June 30, 2009 and JPY 227,094 million for the three months ended June 30, 2010 respectively, of purchase of operating lease assets.

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	405,470	935,891	207,929	283,666	169,256	2,002,212	—	2,002,212
Transfers between geographic areas	331,094	39,901	10,264	37,731	6,186	425,176	(425,176)	—

Total	736,564	975,792	218,193	321,397	175,442	2,427,388	(425,176)	2,002,212

Operating income (loss)	(4,672)	7,183	1,757	20,351	(479)	24,140	1,024	25,164

Assets	3,055,213	6,413,214	734,516	1,019,962	498,615	11,721,520	45,227	11,766,747
Long-lived assets	1,156,684	1,928,723	120,517	261,981	136,297	3,604,202	—	3,604,202

As of and for the three months ended June 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	469,359	1,085,434	171,951	408,700	226,019	2,361,463	—	2,361,463
Transfers between geographic areas	456,736	52,408	17,885	61,538	10,307	598,874	(598,874)	—

Total	926,095	1,137,842	189,836	470,238	236,326	2,960,337	(598,874)	2,361,463

Operating income (loss)	53,267	110,787	4,071	44,435	20,252	232,812	1,631	234,443

Assets	2,953,975	6,234,090	517,653	1,080,229	636,244	11,422,191	78,063	11,500,254
Long-lived assets	1,088,535	1,811,576	98,397	230,184	155,709	3,384,401	—	3,384,401

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 304,142 million as of June 30, 2009 and JPY 348,160 million as of June 30, 2010 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

[6] Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

As of and for the three months ended June 30, 2010

1. Information concerning dividends

(a)	Dividends paid during the period

Resolved at the General Meeting of Shareholders on June 24, 2010

Total amount of dividends (million yen)	21,775
Dividend per share of common stock (yen)	12.00
Record date	March 31, 2010
Effective date	June 25, 2010
Resource for dividend	Retained earnings

(b)	Dividends to be paid for the three months ended June 30, 2010, of which effective date is after June 30, 2010

Resolved by the Board of Directors at its meeting held on July 30, 2010

Total amount of dividends (million yen)	21,733
Dividend per share of common stock (yen)	12.00
Record date	June 30, 2010
Effective date	August 26, 2010
Resource for dividend	Retained earnings

2. Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[7] Income Taxes

The Company has decreased a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates for the quarter ended June 30, 2010. Due primarily to this accounting treatment, the effective tax rates of Honda for the quarter ended June 30, 2010 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2011.

[8] Subsequent Events

1. The Board of Directors, at its meeting held on July 30, 2010, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law. The main purpose for the acquisition are enhancing its capital efficiency and enabling greater flexibility in its capital policies.

(1)	Type of shares and maximum number of shares to be acquired:

Shares of Common Stock 12,000 thousand shares

(2)	Maximum amount of acquisition:

JPY 25 billion

(3)	Period of acquisition:

Starting on August 3, 2010 and ending on September 15, 2010

2. The Board of Directors, at its meeting held on July 30, 2010, resolved that the Company will retire its treasury stock pursuant to Article 178 of the Company Law.

(1)	Type of shares and number of shares to be retired:

Shares of Common Stock 23,400 thousand shares

(2)	Total number of the shares outstanding after retirement

1,811,428 thousand shares

(3)	Scheduled date of retirement

August 6, 2010

[9] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Jun. 30, 2009	Three months ended Jun. 30, 2010
MOTORCYCLES

Japan	45	45
	(45)	(45)
North America	54	60
	(31)	(30)
Europe	62	64
	(61)	(63)
Asia	1,819	2,374
	(1,819)	(2,374)
Other Regions	272	344
	(268)	(340)

Total	2,252	2,887
	(2,224)	(2,852)

AUTOMOBILES

Japan	128	145
North America	323	370
Europe	69	53
Asia	189	261
Other Regions	57	70

Total	766	899

POWER PRODUCTS

Japan	71	99
North America	564	662
Europe	214	230
Asia	248	344
Other Regions	75	105

Total	1,172	1,440

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

4.	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

5.	Unit sales of Power product business include all trilateral trade transactions from the fiscal year ended March 31, 2010. This change was made and reported by retrospective application in the three months ended March 31, 2010. Honda adjusted unit sales of Power product business for the three months ended June 30, 2009 to conform to the presentation used for the three months ended June 30, 2010.

[10] Net Sales Breakdown

For the three months ended June 30, 2009 and 2010

	Yen (millions)
	Three months ended Jun. 30, 2009	Three months ended Jun. 30, 2010
MOTORCYCLE BUSINESS

Japan	17,659	18,449
North America	32,156	37,549
Europe	38,134	33,645
Asia	105,063	139,296
Other Regions	63,354	91,305

Total	256,366	320,244

AUTOMOBILE BUSINESS

Japan	287,247	327,196
North America	737,391	886,894
Europe	152,746	120,689
Asia	230,930	325,643
Other Regions	115,115	152,611

Total	1,523,429	1,813,033

FINANCIAL SERVICES BUSINESS

Japan	6,125	6,398
North America	143,429	135,550
Europe	2,706	2,434
Asia	1,129	995
Other Regions	2,514	4,110

Total	155,903	149,487

POWER PRODUCT & OTHER BUSINESSES

Japan	21,251	22,755
North America	20,136	20,820
Europe	13,327	12,811
Asia	8,040	16,856
Other Regions	3,760	5,457

Total	66,514	78,699

TOTAL

Japan	332,282	374,798
North America	933,112	1,080,813
Europe	206,913	169,579
Asia	345,162	482,790
Other Regions	184,743	253,483

Total	2,002,212	2,361,463

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

July 30, 2010

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 1

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2010

		First Quarter Results						Fiscal Year Results and Forecasts
	Yen (billions), Unit (thousands)	3 months ended June. 30, 2009		3 months ended June. 30, 2010		changeNote [1]	%	Year ended Mar. 31, 2010		Year ending Mar. 31, 2011		changeNote 1%
	Net sales and other operating revenue	2,002.2		2,361.4		359.2	17.9%	8,579.1		9,100.0		520.8	6.1%
	Operating income <as a percentage of net sales>	25.1 <1.3	%>	234.4 <9.9	%>	209.2	831.7%	363.7 <4.2	%>	450.0 <4.9	%>	86.2	23.7%
	Income before income taxes and equity in income of affiliates <as a percentage of net sales>	5.4 <0.3	%>	256.1 <10.8	%>	250.6	—	336.1 <3.9	%>	470.0 <5.2	%>	133.8	39.8%
	Equity in income of affiliates <as a percentage of net sales>	14.2 <0.7	%>	35.6 <1.5	%>	21.4	150.6%	93.2 <1.1	%>	98.0 <1.1	%>	4.7	5.1%
	Net income attributable to Honda Motor Co., Ltd. <as a percentage of net sales>	7.5 <0.4	%>	272.4 <11.5	%>	264.9	—	268.4 <3.1	%>	455.0 <5.0	%>	186.6	69.5%
	Change Factors in Operating income					209.2						86.2
	Change in revenue, model mix, etc., excluding currency effects					175.1						280.9
	Cost reduction, the effect of raw material cost fluctuations, etc.					70.7						48.0
	Change in SG&A expenses, excluding currency effects					-5.4						-81.0
	Change in R&D expenses					-16.6						-36.7
	Currency effects					-14.4						-125.0
	Change in average rates					(-9.3)						(-92.0)
	Translation effects					(-5.1)						(-33.0)
	Change Factors in Other income/expenses					41.4						47.5
	Unrealized gains and losses related to derivative instruments					18.6						-12.0
	Others					22.7						59.5
Honda’s average rates	USD=	JPY 97				JPY 92		JPY 93		JPY 87 (1H : JPY 89, 2H : JPY 85)
	EUR=	JPY 132				JPY 118		JPY 130		JPY 112 (1H : JPY 114, 2H : JPY 110)
	Capital expendituresNote 2	98.8				42.8		329.7				380.0
	Depreciation and amortizationNote 2	92.9				82.5		366.6				350.0
	Research and development expenses	101.5				118.2		463.3				500.0
	Unit SalesNote 3
	Motorcycle businessNote [4]	2,252		2,887		635	28.2%	9,639		10,820		1,181	12.3%
	Japan	45		45		0	0.0%	190		190		0	0.0%
	North America	54		60		6	11.1%	189		185		-4	-2.1%
	Europe	62		64		2	3.2%	199		190		-9	-4.5%
	Asia	1,819		2,374		555	30.5%	7,628		8,630		1,002	13.1%
	Other Regions	272		344		72	26.5%	1,433		1,625		192	13.4%
	Automobile businessNote [5]	766		899		133	17.4%	3,392		3,640		248	7.3%
	Japan	128		145		17	13.3%	646		630		-16	-2.5%
	North America	323		370		47	14.6%	1,297		1,480		183	14.1%
	Europe	69		53		-16	-23.2%	249		230		-19	-7.6%
	Asia	189		261		72	38.1%	950		1,015		65	6.8%
	Other Regions	57		70		13	22.8%	250		285		35	14.0%
	Power product businessNote [6]	1,172		1,440		268	22.9%	4,744		5,545		801	16.9%
	Japan	71		99		28	39.4%	322		390		68	21.1%
	North America	564		662		98	17.4%	1,818		2,235		417	22.9%
	Europe	214		230		16	7.5%	1,066		1,105		39	3.7%
	Asia	248		344		96	38.7%	1,069		1,315		246	23.0%
	Other Regions	75		105		30	40.0%	469		500		31	6.6%

Notes:

1	In this chart, “change” is calculated on the comparison with the same period of previous year.

2	Capital expenditures exclude purchase of operating lease assets and acquisition of intangible assets, and depreciation and amortization exclude depreciation of property on operating leases and amortization of intangible assets.

3	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

4	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts.

5	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

6	Unit sales of Power product business include all trilateral trade transactions from the fiscal year ended March 31, 2010. This change was made and reported by retrospective application in the three months ended March 31, 2010. Honda adjusted unit sales of Power product business for the three months ended June 30, 2009 to conform to the presentation used for the three months ended June 30, 2010.

This announcement contains “forward-looking statements” of Honda. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

July 30, 2010

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 2

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2010

Unaudited Consolidated Balance Sheets

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
	Jun. 30, 2010	Mar. 31, 2010
Assets
<Non-financial services businesses>
Current Assets:	3,448,322	3,535,061
Cash and cash equivalents	1,179,027	1,100,695
Trade accounts and notes receivable, net	471,418	525,768
Inventories	894,536	935,629
Other current assets	903,341	972,969
Investments and advances	879,090	880,721
Property, plant and equipment, net	1,973,409	2,068,119
Other assets	440,784	446,218

Total assets	6,741,605	6,930,119

<Finance Subsidiaries>
Cash and cash equivalents	25,095	19,207
Finance subsidiaries—short-term receivables, net	1,159,338	1,112,984
Finance subsidiaries—long-term receivables, net	2,365,124	2,362,813
Net property on operating leases	1,305,557	1,308,147
Other assets	702,932	738,637

Total assets	5,558,046	5,541,788

Reconciling Items	(799,397)	(842,792)

Total assets	11,500,254	11,629,115

Liabilities and Equity
<Non-financial services businesses>
Current liabilities:	1,589,427	1,736,752
Short-term debt	190,399	211,325
Current portion of long-term debt	21,123	24,795
Trade payables	731,540	833,326
Accrued expenses	407,569	457,146
Other current liabilities	238,796	210,160
Long-term debt, excluding current portion	179,684	174,197
Other liabilities	907,690	1,024,017

Total liabilities	2,676,801	2,934,966

<Finance Subsidiaries>
Short-term debt	1,407,020	1,385,032
Current portion of long-term debt	858,001	703,434
Accrued expenses	99,234	125,788
Long-term debt, excluding current portion	2,025,865	2,155,243
Other liabilities	481,998	488,970
Total liabilities	4,872,118	4,858,467
Reconciling Items	(587,201)	(620,748)
Total liabilities	6,961,718	7,172,685
Honda Motor Co., Ltd. shareholders’ equity	4,412,888	4,328,640
Noncontrolling interests	125,648	127,790

Total equity	4,538,536	4,456,430

Total liabilities and equity	11,500,254	11,629,115

July 30, 2010

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 3

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2010

Unaudited Consolidated Statements of Cash Flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
For the three months ended June 30, 2009	Non-financial services businesses	Finance subsidiaries	Reconciling Items	Consolidated
Cash flows from operating activities:
Net Income	(12,438)	21,640	—	9,202
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	99,753	60,692	—	160,445
Deferred income taxes	(7,081)	4,402	—	(2,679)
Equity in income of affiliates	(14,243)	—	—	(14,243)
Dividends from affiliates	38,796	—	—	38,796
Impairment loss on long-lived assets and goodwill	—	1,413	—	1,413
Loss (gain) on derivative instruments, net	(10,896)	(5,245)	—	(16,141)
Decrease (increase) in trade accounts and notes receivable	53,505	34,233	(1,207)	86,531
Decrease (increase) in inventories	196,338	—	—	196,338
Increase (decrease) in trade accounts and notes payable	(25,602)	—	(3,130)	(28,732)
Other, net	(27,985)	(1,430)	4,618	(24,797)

Net cash provided by operating activities	290,147	115,705	281	406,133

Cash flows from investing activities:
* Decrease (increase) in investments and advances	39,753	—	(48,262)	(8,509)
Capital expenditures	(128,409)	(537)	—	(128,946)
Proceeds from sales of property, plant and equipment	5,007	128	—	5,135
Decrease (increase) in finance subsidiaries-receivables	—	49,050	5,203	54,253
Purchase of operating lease assets	—	(158,517)	—	(158,517)
Proceeds from sales of operating lease assets	—	31,027	—	31,027

Net cash used in investing activities	(83,649)	(78,849)	(43,059)	(205,557)

Cash flows from financing activities:
* Increase (decrease) in short-term debt, net	(156,836)	(58,477)	42,934	(172,379)
* Proceeds from long-term debt	92,766	365,119	(1,454)	456,431
* Repayment of long-term debt	(4,351)	(344,823)	1,298	(347,876)
Dividends paid	(14,516)	—	—	(14,516)
Dividends paid to noncontrolling interests	(8,366)	—	—	(8,366)
Sales (purchases) of treasury stock, net	(5)	—	—	(5)

Net cash provided by (used in) financing activities	(91,308)	(38,181)	42,778	(86,711)

Effect of exchange rate changes on cash and cash equivalents	10,310	(71)	—	10,239

Net change in cash and cash equivalents	125,500	(1,396)	—	124,104

Cash and cash equivalents at beginning of period	668,114	22,255	—	690,369

Cash and cash equivalents at end of period	793,614	20,859	—	814,473

July 30, 2010

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 3

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2010

Unaudited Consolidated Statements of Cash Flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
For the three months ended June 30, 2010	Non-financial services businesses	Finance subsidiaries	Reconciling Items	Consolidated
Cash flows from operating activities:
Net Income	242,454	37,975	—	280,429
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	89,067	56,319	—	145,386
Deferred income taxes	(1,108)	19	—	(1,089)
Equity in income of affiliates	(35,691)	—	—	(35,691)
Dividends from affiliates	10,752	—	—	10,752
Impairment loss on long-lived assets and goodwill	419	—	—	419
Loss (gain) on derivative instruments, net	(21,761)	(13,009)	—	(34,770)
Decrease (increase) in trade accounts and notes receivable	23,978	9,151	(365)	32,764
Decrease (increase) in inventories	1,483	—	—	1,483
Increase (decrease) in trade accounts and notes payable	(52,919)	—	441	(52,478)
Other, net	(31,485)	21,242	991	(9,252)

Net cash provided by operating activities	225,189	111,697	1,067	337,953

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(14,012)	3,045	9,561	(1,406)
Capital expenditures	(52,962)	(268)	—	(53,230)
Proceeds from sales of property, plant and equipment	4,514	372	—	4,886
Decrease (increase) in finance subsidiaries-receivables	—	(9,505)	(2,432)	(11,937)
Purchase of operating lease assets	—	(227,094)	—	(227,094)
Proceeds from sales of operating lease assets	—	112,572	—	112,572

Net cash used in investing activities	(62,460)	(120,878)	7,129	(176,209)

Cash flows from financing activities:
* Increase (decrease) in short-term debt, net	(6,158)	95,874	(9,367)	80,349
* Proceeds from long-term debt	11,690	153,694	(181)	165,203
* Repayment of long-term debt	(6,885)	(235,301)	1,352	(240,834)
Dividends paid	(21,775)	—	—	(21,775)
Dividends paid to noncontrolling interests	(7,704)	—	—	(7,704)
Sales (purchases) of treasury stock, net	(9,809)	—	—	(9,809)

Net cash provided by (used in) financing activities	(40,641)	14,267	(8,196)	(34,570)

Effect of exchange rate changes on cash and cash equivalents	(43,756)	802	—	(42,954)

Net change in cash and cash equivalents	78,332	5,888	—	84,220

Cash and cash equivalents at beginning of period	1,100,695	19,207	—	1,119,902

Cash and cash equivalents at end of period	1,179,027	25,095	—	1,204,122

Notes:

1	Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt, and repayment of long-term debt (marked by *). The amount of the loans to finance subsidiaries is a JPY 48,262 million decrease for the fiscal first quarter ended June 30, 2009, and a JPY 9,561 million increase for the fiscal first quarter ended June 30, 2010, respectively.

2	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

[Translation]

July 30, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares as set forth in the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2, of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on July 30, 2010, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law.

Particulars

1.	Basis for acquisition of the Company’s own shares

The Company resolved to acquire its own shares for the purpose of enhancing its capital efficiency and enabling greater flexibility in its capital policies.

2.	Details of the acquisition

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Maximum number of shares to be acquired:

12,000,000 shares (0.66% of the shares understanding (excluding treasury stock))

(3)	Maximum amount of acquisition:

25 billion yen

(4)	Period of acquisition:

Starting on August 3, 2010 and ending on September 15, 2010

Reference:	The Company’s treasury stock held as of July 30, 2010
	Total number of shares outstanding (excluding treasury stock):	1,811,332,896 shares
	Total number of treasury stock:	23,495,534 shares

[Translation]

July 30, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice Concerning the Retirement of the Treasury Stock

(Retirement of the Company’s treasury stock pursuant to Article 178, of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on July 30, 2010, resolved that the Company will retire its treasury stock pursuant to Article 178 of the Company Law.

Particulars

1.	Types of Shares to be Retired

Shares of Common Stock

2.	Number of Shares to be Retired

23,400,000 shares

(1.3% of the issued shares, before retirement)

3.	Scheduled Date of Retirement

August 6, 2010

Reference:	Total number of the shares outstanding after retirement
1,811,428,430 shares

[Translation]

July 30, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Revision of Forecasts for Consolidated Financial Results of the

Fiscal First Half Ending September 30, 2010 and the Fiscal Year Ending March 31, 2011

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated financial results of the fiscal first half ending September 30, 2010 and the fiscal year ending March 31, 2011 that were announced on April 28, 2010, based on various factors such as recent trends in the Company’s financial results.

Particulars

Revision of Forecast for Consolidated Financial Results of the Fiscal First Half Ending September 30, 2010

(Millions of Yen, except Basic net income attributable to Honda Motor Co., Ltd. per common share)	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Basic net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast announced on April 28, 2010 (A)	4,660,000	235,000	240,000	195,000	107.46
Forecast revised on July 30, 2010 (B)	4,600,000	330,000	360,000	350,000	193.25
Change (B-A)	-60,000	95,000	120,000	155,000	—
Percentage change (%)	-1.3	40.4	50.0	79.5	—
(Reference) Results of the fiscal first half ended September 30, 2009	4,058,867	90,707	71,598	61,597	33.95

Basis for Revision of Forecast for Financial Results of the Fiscal Half Ending September 30, 2010

Due mainly to changes in revenue, model mix, etc., a decrease in SG&A expenses and continuing cost reduction efforts, which more than offset unfavorable currency impact due to appreciation of the Japanese yen, consolidated operating income, and income before income taxes and equity in income of affiliates are now expected to exceed the forecasts announced on April 28, 2010. On top of the factors that contributed to revision of income before income taxes and equity in income of affiliates, the Company has decreased a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates for the quarter ended June 30, 2010. Due primarily to this accounting treatment, net income attributable to Honda Motor Co., Ltd. is now expected to exceed the forecast announced on April 28, 2010.

Revision of Forecast for Consolidated Financial Results of the Fiscal Year Ending March 31, 2011

(Millions of Yen, except Basic net income attributable to Honda Motor Co., Ltd. per common share)	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Basic net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast announced on April 28, 2010 (A)	9,340,000	400,000	410,000	340,000	187.37
Forecast revised on July 30, 2010 (B)	9,100,000	450,000	470,000	455,000	251.23
Change (B-A)	-240,000	50,000	60,000	115,000	—
Percentage change (%)	-2.6	12.5	14.6	33.8	—
(Reference) Results of the fiscal year ended March 31, 2010	8,579,174	363,775	336,198	268,400	147.91

Basis for Revision of Forecast for Financial Results of the Fiscal Year Ending March 31, 2011

Due mainly to changes in revenue, model mix, etc. and continuing cost reduction efforts, which more than offset unfavorable currency impact caused by the appreciation of the Japanese yen, consolidated operating income, and income before income taxes and equity in income of affiliates are now expected to exceed the forecasts announced on April 28, 2010. On top of the factors that contributed to revision of income before income taxes and equity in income of affiliates, the Company has decreased a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates for the quarter ended June 30, 2010. Due primarily to this accounting treatment, net income attributable to Honda Motor Co., Ltd. is now expected to exceed the forecast announced on April 28, 2010.

*	For more detail, please refer to the “Presentation” and “Consolidated financial summary for the fiscal first quarter ended June 30, 2010” included in the “Financial Results” (URL http://world.honda.com/investors/event/) announced by the Company on the same date hereof.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.